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Solicitors and International Lawyers

Paul W. Boltz, Jr.
T + 852 3664 6519
F + 852 3664 6583
November 6, 2015	paul.boltz@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:                 Suzanne Hayes / Alexandra M. Ledbetter

Christine Torney / James Rosenberg

Re:                             Hutchison China MediTech Limited
Registration Statement on Form F-1
Filed on October 16, 2015
File No. 333-207447
SEC Comment Letter dated October 28, 2015

Ladies and Gentlemen:

On behalf of Hutchison China MediTech Limited (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated October 28, 2015, relating to the Company’s Registration Statement on Form F-1 filed with the SEC on October 16, 2015 (the “Registration Statement”).

The text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type.

Exhibit 5.1

1. We note that you have filed a form of legal opinion. Please confirm that you will file an actual legal opinion prior to a request for acceleration. In addition, it is not permissible for the legal opinion to include assumptions that assume away the relevant issues or ascertainable facts, such as “that the resolutions contained in the Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended[.]” For guidance, please see the Division’s Staff Legal Bulletin No. 19 (October 14, 2011) at Section II.B.3.a.

Partners: Daniel M. Anderson, Paul W. Boltz, Jr., Geoffrey Chan, Andrew J. Dale, James S. DeGraw, Scott A. Jalowayski,

Jae Woo Lee, James T. Lidbury, Victoria S.T. Lloyd, Michael P. Nicklin, Brian A. Schwarzwalder, Eduard Sheremeta

Senior Foreign Legal Consultants: Cori A. Lable (Massachusetts), Kim B. Nemirow (New York), Patrick S. Sinclair (New York)

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that it will file a signed legal opinion prior to a request for acceleration of effectiveness.  In addition, the Company will update Exhibit 5.1 as attached to the first amendment to the Registration Statement hereafter filed with the SEC to address the Staff’s comment regarding the inclusion of certain assumptions.

Exhibits 8.1 and 8.2

2. Similarly, we note that you have filed form of tax opinions. Confirm that you will file actual tax opinions prior to effectiveness.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms that the Company plans to file signed tax opinions prior to a request for acceleration of effectiveness.

3. Counsel must opine on all material tax consequences of the offering, not merely the accuracy of the description in the prospectus. In contrast, we note the statement in the opinion filed as Exhibit 8.1 that “such discussion [in the prospectus] constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences…” and that the discussion “represents” counsel’s opinion. Similarly, we note the statement in the opinion filed as Exhibit 8.2 that the discussion in the prospectus is “accurate in all material respects[.]” Please obtain and file revised opinions stating in each case that the respective disclosure identified in the prospectus is the opinion of the named counsel. For guidance, please see Staff Legal Bulletin No. 19 at Sections III.B.2 and III.C.2.

Response to Comment 3:

In response to the Staff’s comment, the Company will update the tax opinions attached as Exhibits 8.1 and 8.2 to the first amendment to the Registration Statement hereafter filed with the SEC.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call me at 011-852-3664-6519 or email me at paul.boltz@ropesgray.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.

cc:                                Christian Hogg (Hutchison China MediTech Limited)

Edith Shih (Hutchison China MediTech Limited)

Charlie Nixon (Hutchison China MediTech Limited)

Mary Kathryn Papaioannou (Ropes & Gray)

Jimmy Gao (Ropes & Gray)

Matthew Bersani (Sherman & Sterling LLP)

Hae-Ran Song (Sherman & Sterling LLP)